UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

GROUNDFLOOR FINANCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12013

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree Street NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Limited Recourse Obligations
(Title of each class of securities issued pursuant to Regulation A)

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 107 in the Offering Circular on Form 1-A dated October 4, 2022 and qualified on November 22, 2022.

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” in the Offering Circular on Form 1-A dated October 4, 2022 and qualified on November 22, 2022.

The unaudited Condensed Statements of Operations data set forth below with respect to the six-months ended June 30, 2023 and June 30, 2022, are derived from, and are qualified by reference to, the unaudited Condensed Consolidated Financial Statements included in this Offering Circular and should be read in conjunction with those unaudited Condensed Consolidated Financial Statements and Notes thereto.

	Unaudited
	Six Months Ended June 30,
	2023	2022
Non-interest revenue:
Origination fees	$5,122,016	$6,644,695
Loan servicing revenue	2,493,188	1,159,627
Total non-interest revenue	7,615,204	7,804,322
Net interest income:
Interest income	14,747,613	13,184,655
Interest expense	(11,367,799)	(8,745,849)
Net interest income	3,379,814	4,438,806
Net revenue	10,995,018	12,243,128
Cost of revenue	(1,387,536)	(1,042,301)
Gross profit	9,607,482	11,200,827
Operating expenses:
General and administrative	3,690,787	4,973,877
Sales and customer support	2,671,782	2,193,696
Development	2,104,770	1,731,508
Regulatory	332,147	277,360
Marketing and promotions	1,205,048	2,060,491
Total operating expenses	10,004,534	11,236,932
Loss from operations	(397,052)	(36,105)
Other (expense) income:
Interest expense on corporate debt instruments	(328,848)	(480,001)
Gain on loan extinguishment	-	829,000
Total other (expense) income, net	(328,848)	348,999
Net (loss) income	(725,900)	312,894
Less: Net income attributable to non-controlling interest in consolidated VIE	197,400	1,198,705
Total net loss attributable to the Company	$(923,300)	$(885,811)

Groundfloor’s audited Consolidated Financial Statements for the year ended December 31, 2022, included a going concern note from its auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

*            *            *

CAPITALIZATION

The following tables reflect Groundfloor’s capitalization as of June 30, 2023 (unaudited) and December 31, 2022 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with Groundfloor’s Condensed Consolidated Financial Statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of June 30, 2023	Amounts Outstanding as of December 31, 2022
Stockholders’ equity:
Common stock, no par value	$16,378,078	$14,867,107
Preferred stock, no par value	22,825,522	22,820,952
Additional paid-in capital	6,657,950	5,776,928
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(36,497,399)	(35,574,099)
Company’s stockholders equity	9,363,591	7,890,328
Non-controlling interest in consolidated VIE	860,580	1,588,250
Total stockholders’ equity (deficit)	$10,224,171	$9,478,578

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with Groundfloor’s unaudited Condensed Consolidated Financial Statements, and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

Groundfloor Finance Inc. (“Groundfloor” or “Groundfloor Finance”) maintains and operates the Groundfloor Platform for use by us and Groundfloor subsidiaries to provide real estate development investment opportunities to the public. Groundfloor was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. In August 2014, Groundfloor converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The unaudited condensed consolidated financial statements include Groundfloor’s wholly-owned subsidiaries. Groundfloor Holdings GA, LLC and Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1, LLC, Groundfloor Real Estate 2, LLC, Groundfloor Real Estate 3, LLC, and Groundfloor Yield LLC were created for the purpose of financing real estate in any state. Groundfloor Real Estate, LLC is currently inactive, and management does not have plans to use this entity in the near future.

Investment in Joint Ventures

In November 2021, the Company entered into a limited liability company agreement with two independent third-parties, to form a joint venture, Groundfloor Jacksonville, LLC (“Jacksonville JV” or “the JV”). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its Affiliates and potentially developing new products.

The Jacksonville JV commenced operations on January 1, 2022. The results of the Jacksonville JV are consolidated within our financial statements, as the JV has been determined to be a Variable Interest Entity (“VIE”), for which Groundfloor is the primary beneficiary.

As of June 30, 2023, Groundfloor has invested $12,000 in the Jacksonville JV in the form of their initial capital contribution, as well as $42.4 million of loan financing under the terms of the Jacksonville JV Credit Facility Agreement.

For the six-months ended June 30, 2023, the Jacksonville JV recorded net income of $0.3 million and the non-controlling interest in the Jacksonville JV was $0.9 million. See Note 3, Variable Interest Entities, to the accompanying Notes to Condensed Consolidated Financial Statements for additional information.

Funding Loan Advances

To date, the Company has entered into the following financial arrangements designed to facilitate Loan advances.

Starting in November 2018, Groundfloor entered into various secured promissory notes (“GROUNDFLOOR Notes”), with accredited investors. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. The principal outstanding as of June 30, 2023, was approximately $90.5 million.

In January 2021, Groundfloor entered into various five-day promissory notes, (“Stairs Notes”). The Stairs Notes are used for the purpose of originating, buying, and servicing loans or the purpose of building buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The principal outstanding as of June 30, 2023, was approximately $22.9 million.

Financial Position and Operating History

In connection with their audit for the year ended December 31, 2022, our auditors expressed substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, Groundfloor have continued to raise additional funds through convertible debt and equity offerings.

Groundfloor has a limited operating history and has incurred a net loss since our inception. Our net loss was $0.9 million for the six-months ended June 30, 2023. To date, Groundfloor has earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. Groundfloor has funded our operations primarily with proceeds from our convertible debt, common stock issuances and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, Groundfloor expects that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. Groundfloor will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, Groundfloor collects origination and servicing fees on Loans Groundfloor is able to make to Developers, which Groundfloor recognizes as revenue. The more Loans Groundfloor is able to fund through the proceeds of our offerings, the more fee revenue Groundfloor will make. With increased fee revenue, our financial condition will improve. However, Groundfloor does not anticipate this increased fee revenue to be able to fully support our operations through the next twelve months.

Groundfloor’s operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance its operations until Groundfloor reach profitability and become cash-flow positive, which Groundfloor does not expect to occur before 2024. Groundfloor’s operating plan calls for significant investments in product development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before Groundfloor reaches profitability.

To date, the company has raised funds for operations through multiple common stock, preferred stock, and convertible note fundraising rounds. In 2022, the Company raised approximately $9.4 million in new operating capital through a combination of common stock and preferred stock offerings during the year. See “Liquidity and Capital Resources” below for additional information.

Results of Operations

Six-months Ended June 30, 2023, and 2022

	Unaudited
	Six Months Ended June 30,
	2023	2022
Non-interest revenue:
Origination fees	$5,122,016	$6,644,695
Loan servicing revenue	2,493,188	1,159,627
Total non-interest revenue	7,615,204	7,804,322
Net interest income:
Interest income	14,747,613	13,184,655
Interest expense	(11,367,799)	(8,745,849)
Net interest income	3,379,814	4,438,806
Net revenue	10,995,018	12,243,128
Cost of revenue	(1,387,536)	(1,042,301)
Gross profit	9,607,482	11,200,827
Operating expenses:
General and administrative	3,690,787	4,973,877
Sales and customer support	2,671,782	2,193,696
Development	2,104,770	1,731,508
Regulatory	332,147	277,360
Marketing and promotions	1,205,048	2,060,491
Total operating expenses	10,004,534	11,236,932
Loss from operations	(397,052)	(36,105)
Other (expense) income:
Interest expense on corporate debt instruments	(328,848)	(480,001)
Gain on loan extinguishment	-	829,000
Total other (expense) income, net	(328,848)	348,999
Net (loss) income	(725,900)	312,894
Less: Net income attributable to non-controlling interest in consolidated VIE	197,400	1,198,705
Total net loss attributable to the Company	$(923,300)	$(885,811)

Net Revenue

Net revenue for the six months ended June 30, 2023 and 2022 was $10.9 million and $12.2 million, respectively, a decrease of $1.3 million or 10%. The Company facilitated the origination of 503 and 769 developer loans during the six months ended June 30, 2023 and 2022, respectively. Origination fees and loan servicing revenue were earned related to the origination of these developer loans. Origination fees are determined by the term and credit risk of the developer loan and range from 1.0% to 6.0%. The fees are deducted from the loan proceeds at the time of issuance. Loan servicing revenue are fees incurred in servicing the developer’s loan. Additionally, Groundfloor incurred net interest income during the loan advance period. The decrease in net interest income was driven by an increase in interest expense due to increasing interest rates on Groundfloor Notes required to fund originations. Groundfloor expects operating revenue to increase as its loan application and processing volume increases.

Gross Profit

Gross profit for the six-months ended June 30, 2023, and 2022 was $9.6 million and $11.2 million, respectively. The decrease in gross profit was due primarily to the decrease in net revenue of $1.3 million. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans.

General and Administrative Expense

General and administrative expense for the six-months ended June 30, 2023, and 2022 was $3.7 million and $5.0 million, respectively, a decrease of $1.3 million or 26%. General and administrative expense consists primarily of employee compensation cost, professional fees, consulting fees and rent expense. The decrease was driven primarily by a decrease in non-employee stock-based compensation costs and a reduction in recruiting costs as the Company’s headcount has remained consistent compared to the prior period. Groundfloor expects general and administrative expense will continue to decrease as a result of cost optimization efforts in 2023.

Sales and Customer Support

Sales and customer support expense for the six-months ended June 30, 2023, and 2022 was $2.7 million and $2.2 million, respectively, an increase of $0.5 million or 22%. Sales and customer support expense consists primarily of employee compensation cost. The increase was primarily due to the increase in compensation related to headcount growth experienced in the lending operations, asset management, and sales departments. Groundfloor expect sales and customer support expense will increase as origination volume increases.

Development Expense

Development expense for the six-months ended June 30, 2023, and 2022 was $2.1 million and $1.7 million, respectively, an increase of $0.4 million or 22%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our platform. The increase was attributable to an increase in employee compensation cost. Groundfloor expects development expense will continue to increase due to product development in our platform and mobile app required to support our technology infrastructure as Groundfloor grows.

Regulatory Expense

Regulatory expense for the six-months ended June 30, 2023, and 2022 was $0.3 million and $0.3 million, respectively. Regulatory expense primarily consists of legal fees and compensation cost required to maintain SEC and other regulatory compliance. Groundfloor expects regulatory expense may increase due to the additional expense related to qualifying new offerings with the SEC as we develop new products.

Marketing and Promotions Expense

Marketing and promotions expense for the six-months ended June 30, 2023, and 2022 was $1.2 million and $2.1 million, respectively, a decrease of $0.9 million or 42%. Marketing and promotions expense consists primarily of promotional and advertising expense as well as consulting expense and compensation cost. The decrease is primarily attributable to less spending on investor acquisition compared to the prior year. Investor acquisition may increase as capital requirements increase and investment opportunities become available to acquire new customers in cost effective ways.

Interest Expense

Interest expense for the six-months ended June 30, 2023, and 2022, excluding interest paid on limited recourse obligations, GROUNDFLOOR Notes and Stairs Notes, was $0.3 million and $0.5 million, respectively, an decrease of $0.2 million or 31%. Interest expense related to the 2021 Subordinated Convertible Notes (as defined below) of $0.3 million and $0.5 million was recognized during the six-months ended June 30, 2023, and 2022, respectively.

Net Loss

Net loss for the six-months ended June 30, 2023, and 2022 was $0.9 million and $0.9 million, respectively, which represents a consistent the net loss of the Company period over period.

Liquidity and Capital Resources

The unaudited Condensed Consolidated Financial Statements included in this Offering Circular have been prepared assuming that Groundfloor will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The unaudited Condensed Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor be unable to continue as a going concern.

Groundfloor incurred a net loss for the six-months ended June 30, 2023, and 2022, and has an accumulated deficit as of June 30, 2023, of $36.5 million. Since our inception, Groundfloor has financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Operating activities	$(1,075,839)	$(2,523,110)
Investing activities	(16,050,105)	(71,120,020)
Financing activities	16,537,347	79,496,780
Net (decrease) increase in cash	$(588,597)	$5,853,650

Net cash used by operating activities for the six-months ended June 30, 2023, and 2022, was $1.1 million and $2.5 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to other sales initiatives.

Net cash used in investing activities for the six-months ended June 30, 2023, and 2022, was $16.1 million and $71.1 million, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the six-months ended June 30, 2023, and 2022, was $16.5 million and $79.5 million, respectively. Net cash provided by financing activities primarily represents the net proceeds from the issuance and repayments of LROs, GROUNDFLOOR Notes and Stairs Notes to investors through the Groundfloor Platform, as well as proceeds from the common stock offering.

From September 2019 to December 2019, the Company issued subordinated convertible notes (the “2019 Subordinated Convertible Notes”) to Investors for total proceeds of $3.6 million. The 2019 Subordinated Convertible Notes bear interest at the rate of 10% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 30, 2021, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six-months after the issuance of a 2019 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. The indebtedness represented by the 2019 Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver.

Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2019 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of $0.4 million at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option.

In February 2020, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2020 Common Stock Offering”). Participation in the 2020 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $17.50 per share, with a minimum investment of $175, or 10 shares of common stock. As a result of the offering, the Company received gross proceeds of approximately $0.5 million in exchange for the issuance of 30,794 shares of common stock.

In April 2020, the Company obtained an $829,100 loan (“First PPP Loan”) under the Paycheck Protection Program (“PPP”). The Company used the First PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act. In January 2021, the Company applied for forgiveness of the First PPP Loan with the Secretary of the Treasury and Small Business Administration (SBA). In March 2021, the Company received notice that the request for forgiveness was approved, and our First PPP Loan principal and interest were deemed paid in full.

In July 2020, the Company launched an offering of 548,546 shares of Series B Preferred Stock at $18.23 per share (“Series B Preferred Stock Offering”). As a result of the offering, the Company has received gross proceeds of approximately $6.7 million in exchange for the issuance of 396,724 shares of Series B preferred stock as of June 30, 2022.

In April 2021, the Company obtained a new loan under the PPP (“Second PPP Loan”) for $829,000 and used the proceeds consistent with the First PPP Loan. In January 2022, the Company applied for forgiveness of the Second PPP Loan with the SBA. In May 2022, the Company received notice that the request for forgiveness was approved, and our Second PPP Loan principal and interest were deemed paid in full.

During 2021, certain holders of the 2019 Subordinated Convertible Notes converted their holdings into common stock, or Series B preferred stock, at the discretion of the noteholder. Additionally, noteholders were repaid $1.7 million in principle and $0.3 million in accrued interest at the maturity date. As an incentive to convert, the Company granted all noteholders a time-limited option to convert their holdings on more favorable terms than those specified in the contractual agreement. Pursuant to these terms, Noteholders converted $0.15 million in principle and approximately $0.03 million in accrued interest into 7,463 shares of common stock at a conversion price of $15.75, a 10% discount to the per share price of common stock at the time of conversion, and into 3,759 shares of common stock at a conversion of $17.50, the fair value the common stock at conversion. Noteholders also converted $0.3 in principal and approximately $0.04 million in accrued interest into 16,928 shares of Series B preferred stock at a conversion price of $18.23, a 0% discount to the price per share of Series B preferred stock at the time of conversion.

In August 2021, the Company issued promissory notes (the “2021 Promissory Notes”) to investors for total proceeds of $0.6 million. The 2021 Promissory Notes bear interest at the rate of 14% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 30, 2022, or the date the Company raises at least an aggregate $4.0 million of new cash from any debt or financing closing after September 1, 2021. In December 2021, as a result of cash financing received from other debt instruments, and pursuant the 2021 Promissory Note purchase agreement the Company repaid all principle and accrued interest.

In November 2021, the Company repaid the remaining principal of $0.7 and accrued but unpaid interest of $0.14 million related to the notes related to the 2019 Subordinated Convertible Notes.

From August 2021 to November 2021, the Company issued subordinated convertible notes (the “2021 Subordinated Convertible Notes”) to Investors for total proceeds of $5.0 million. The 2021 Subordinated Convertible Notes bear interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of August 31, 2023, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2021 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board.

Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2021 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $0.6 million. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option.

In January 2022, the Company amended and restated its article of incorporation to increase the authorized number of Preferred Stock shares to 2,001,457 and to designate 243,348 of the newly authorized shares as Series B-2 Preferred Stock (“Series B-2 Stock”). Pursuant to this offering, the Company has received gross proceeds of approximately $5.8 million in exchange for the issuance of 189,270 shares of Series B-2 Stock from a single, third-party investor. In conjunction with the purchase of shares of the Company’s newly issued Series B-2 Preferred Stock, the third-party investor executed an additional purchase of 60,765 shares of the Company’s common stock through direct, secondary transfer of shares owned by existing shareholders.

In January 2022, certain existing shareholders converted 14,758 shares of Series Seed stock, with a cost basis of $5.205 per share, into 14,758 shares of the Company’s common stock. These shares of Series Seed converted into common stock, were then transferred by the shareholder to an independent third-party investor through direct, secondary transfer of the shares, as discussed in above.

Accordingly, the common stock transfers between existing shareholders and the third-party investor did not result in any cash proceeds received or issuance costs incurred by the Company. As such, the transfer of shares between the existing shareholders and third-party investor resulted in no impact to the Company’s gross capitalization at December 31, 2022.

In January 2022, in conjunction with the Series B-2 Preferred stock issuance, the Company issued warrants to purchase 30,000 shares of the Company’s common stock at an exercise price of $19.20 per share. The warrants were exercisable immediately at $19.20 with a contractual term of fifteen years.

In March 2022, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2022 Common Stock Offering”). Participation in the 2022 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $30.82 per share. As a result of the offering, the Company received gross proceeds of approximately $1.5 million in exchange for the issuance of 49,700 shares of common stock.

In April 2022, the Company issued warrants to purchase 21,000 shares of the Company’s common stock at an exercise price of $19.20 per share. The warrants were exercisable immediately at $19.20 with a contractual term of fifteen years.

In August 2022, the Company further amended and restated its article of incorporation to increase the authorized number of Preferred Stock shares to 2,231,457 and to designate 230,000 of the newly authorized shares as Series B-3 Preferred Stock (“Series B-3 Stock”). The offering closed November 2022. Pursuant to this offering, the Company has received gross proceeds of approximately $2.3 million in exchange for the issuance of 52,265 shares of Series B-3 Stock.

During 2022, certain holders of 2021 Subordinated Convertible Notes converted their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, Noteholders converted approximately $1.26 million in principal and $0.08 million in accrued interest into 48,394 shares of common stock at a conversion price of $27.74, a 10% discount to the per share price of common stock at the time of conversion.

In January 2023, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2023 Common Stock Offering”). Participation in the 2023 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $43.90 per share. As a result of the offering, the Company received gross proceeds of approximately $1,288,377 in exchange for the issuance of 29,348 shares of common stock.

During the six-month period ended June 30, 2023, certain holders of 2021 Subordinated Convertible Notes converted their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, Noteholders converted $171,132 in principal and approximately $30,582 in accrued interest into 5,568 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

Groundfloor has incurred losses since its inception, and Groundfloor expects it will continue to incur losses for the foreseeable future. Groundfloor requires cash to meet its operating expenses and for capital expenditures. To date, Groundfloor has funded its cash requirements with proceeds from its convertible note and preferred stock issuances. Groundfloor anticipates that it will continue to incur substantial net -losses as it grows the Groundfloor Platform. Groundfloor does not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet its future capital requirements, Groundfloor will need to finance its cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, Groundfloor’s operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified Groundfloor’s first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, Groundfloor has not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, Groundfloor has qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, its wholly-owned subsidiary, in each case under Tier 1 of Regulation A. In January 2018, Groundfloor’s offering statement relating to the offer and sale of limited recourse obligations (the “LRO Offering Circular”) was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which Groundfloor may offer and sell to $75 million, less any other securities sold by Groundfloor under Regulation A (including pursuant to this Offering Circular). Groundfloor has filed, and intends to continue to file, post-qualification amendments to the LRO Offering Circular on a regular basis to include additional series of LROs. Groundfloor expect to expand the number of states in which Groundfloor offers and sells LROs during the next 12 months. With this increased geographic footprint, Groundfloor expects that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of Groundfloor loans and corresponding offerings increase, Groundfloor plans to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2024. Future equity or debt offerings by Groundfloor will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. Groundfloor expects to hire more staff to support its expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We did not maintain any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities, nor do we have any commitment or intent to provide funding to any such entities.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2022 and 2021

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2023 and 2022

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

June 30, 2023 and 2022

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2023	2022
Assets
Current assets:
Cash (1)	$3,877,540	$4,466,138
Loans to developers (1)	252,938,280	240,494,116
Allowance for loans to developers (1)	(6,318,638)	(6,046,819)
Interest receivable on loans to developers (1)	25,549,069	21,646,364
Other current assets	5,601,478	5,503,935
Total current assets	281,692,729	266,063,734
Property, equipment, software, website, and intangible assets, net	3,350,918	3,086,790
Other assets	139,970	71,302
Total assets	$285,183,617	$269,221,826
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses (1)	$5,059,126	$4,335,534
Limited recourse obligations	149,773,466	139,296,385
Allowance for limited recourse obligations	(7,971,116)	(7,363,829)
Accrued interest on limited recourse obligations	10,802,629	10,068,526
Short-term notes payable	91,790,805	87,460,880
Convertible notes, net of discount of $142,636 and $490,783	3,536,544	3,596,195
Total current liabilities	252,991,454	237,393,691
Long-term notes payable	21,563,600	22,325,700
Other liabilities	404,392	23,857
Total liabilities	274,959,446	259,743,248
Stockholders’ equity:
Series B-2 convertible preferred stock, no par, 243,348 shares designated, 189,270 shares issued and outstanding (liquidation preference of $5,833,301)	5,754,564	5,754,564
Series B convertible preferred stock, no par, 441,940 shares designated, 441,940 shares issued and outstanding (liquidation preference of $8,056,566)	7,429,483	7,429,483
Series A convertible preferred stock, no par, 747,373 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925	4,962,435	4,962,435
Series Seed convertible preferred stock, no par, 568,796 shares designated, 554,038 shares issued and outstanding (liquidation preference of $2,883,678)	2,537,150	2,537,150
Series B-3 convertible preferred stock, no par, 230,000 shares designated, 52,265 shares issued and outstanding (liquidation preference of $2,294,434)	2,141,890	2,137,320
Common stock, no par, 30,000,000 shares authorized, 2,383,490 and 2,345,402 issued and outstanding	16,378,078	14,867,107
Additional paid-in capital	6,657,950	5,776,928
Accumulated deficit	(36,497,399)	(35,574,099)
Stock subscription receivable	(560)	(560)
Company’s stockholders’ equity	9,363,591	7,890,328
Non-controlling interest in consolidated variable interest entities	860,580	1,588,250
Total stockholders’ equity	10,224,171	9,478,578
Total liabilities and stockholders’ equity	$285,183,617	$269,221,826

(1)	Includes amounts of the consolidated variable interest entity (VIE), presented separately in Note 3 below.

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Unaudited
	Six Months Ended June 30,
	2023	2022
Non-interest revenue:
Origination fees	$5,122,016	$6,644,695
Loan servicing revenue	2,493,188	1,159,627
Total non-interest revenue	7,615,204	7,804,322
Net interest income:
Interest income	14,747,613	13,184,655
Interest expense	(11,367,799)	(8,745,849)
Net interest income	3,379,814	4,438,806
Net revenue	10,995,018	12,243,128
Cost of revenue	(1,387,536)	(1,042,301)
Gross profit	9,607,482	11,200,827
Operating expenses:
General and administrative	3,690,787	4,973,877
Sales and customer support	2,671,782	2,193,696
Development	2,104,770	1,731,508
Regulatory	332,147	277,360
Marketing and promotions	1,205,048	2,060,491
Total operating expenses	10,004,534	11,236,932
Loss from operations	(397,052)	(36,105)
Other (expense) income:
Interest expense on corporate debt instruments	(328,848)	(480,001)
Gain on loan extinguishment	-	829,000
Total other (expense) income, net	(328,848)	348,999
Net (loss) income	(725,900)	312,894
Less: Net income attributable to non-controlling interest in consolidated VIE	197,400	1,198,705
Total net loss attributable to the Company	$(923,300)	$(885,811)

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholder’s Equity (Deficit)

	Convertible															Company
	Preferred Stock												Additional		Stock	Stockholders’	Non-Controlling	Total
	Series B-2		Series A		Series B		Series Seed		Series B-3		Common Stock		Paid-in	Accumulated	Subscription	Equity	Interest in	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	(Deficit)	Consolidated VIE	Equity (Deficit)
Stockholders’ equity (deficit) as of December 31, 2021	-	$-	747,373	$4,962,435	441,940	$7,429,483	568,796	$2,609,091	-	$-	2,192,145	$11,895,593	$3,310,258	$(30,203,181)	$(560)	$3,119)	$-	$3,119)
Issuance of Series B-2 preferred shares, net of offering costs	189,270	5,754,564	-	-	-	-	-	-	-	-	-	-	-	-	-	5,754,564	-	5,754,564
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	52,265	2,137,320	-	-	-	-	-	2,137,320	-	2,137,320
Issuance in the 2022 Common Stock Offering, net of offering costs	-	-	-	-	-	-	-	-	-	-	49,700	1,531,754	-	-	-	1,531,754	-	1,531,754
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	48,394	1,342,579	-	-	-	1,342,579	-	1,342,579
Exercise of stock options and warrants	-	-	-	-	-	-	-	-	-	-	33,461	25,240		-	-	25,240	-	25,240
Conversion of Series Seed Shares to Common Stock	-	-	-	-	-	-	(14,758)	(71,941)	-	-	14,758	71,941	-	-	-	-	-	-
Issuance of restricted stock units	-	-	-	-	-	-	-	-	-	-	6,944	-	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	2,466,670	-	-	2,466,670	-	2,466,670
Increase in non-controlling interest related to initial consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18,000	18,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,370,918)	-	(5,370,918)	1,570,250	(3,800,668)
Stockholders’ equity as of December 31, 2022	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	52,265	$2,137,320	2,345,402	$14,867,107	$5,776,928	$(35,574,099)	$(560)	$7,890,328	$1,588,250	$9,478,578
Issuance in the 2023 Common Stock Offering, net of offering costs	-	-	-	-	-	-	-	-	-	-	29,348	1,288,377	-	-	-	1,288,377	-	1,288,377
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	104	4,570	-	-	-	-	-	4,570	-	4,570
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	5,568	201,714	-	-	-	201,714	-	201,714
Exercise of stock options and warrants	-	-	-	-	-	-	-	-	-	-	3,172	20,880	-	-	-	20,880	-	20,880
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	881,022	-	-	881,022	-	881,022
Distributions to non-controlling interest related to initial consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(925,070)	(925,070)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(923,300)	-	(923,300)	197,400	(725,900)
Stockholders’ equity as of June 30, 2023	189,270	$5,754,564	747,373	$4,962,435	441,940	$7,429,483	554,038	$2,537,150	52,369	$2,141,890	2,383,490	$16,378,078	$6,657,950	$(36,497,399)	$(560)	$9,363,591	$860,580	$10,224,171

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Unaudited
	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net (loss) income	$(725,900)	$312,894
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	821,012	521,612
Share-based compensation	881,022	1,641,028
Noncash interest expense	111,481	214,863
Gain on forgiveness of PPP loan	-	(829,000)
Changes in operating assets and liabilities:
Other assets	218,336	103,508
Interest receivable on loans to developers	(3,902,705)	(5,366,953)
Accounts payable and accrued expenses	786,812	(122,681)
Accrued interest on limited recourse obligations	734,103	886,619
Net cash flows from operating activities	(1,075,839)	(2,638,110)
Cash flows from investing activities
Loan payments to developers	(116,330,083)	(163,540,739)
Repayments of loans from developers	99,307,411	91,862,238
Proceeds from sale of properties held for sale	3,013,155	1,852,650
Payments of software and website development costs	(1,085,140)	(1,197,169)
Other investing activities	(30,378)	(12,000)
Cash received from initial consolidation of VIE	-	30,000
Distributions to non-controlling interests in consolidated VIE	(925,070)	-
Net cash flows from investing activities	(16,050,105)	(71,005,020)
Cash flows from financing activities
Proceeds from limited recourse obligations	93,994,690	116,681,238
Repayments of limited recourse obligations	(83,517,609)	(72,067,899)
Proceeds from GROUNDFLOOR Notes	79,185,030	59,318,250
Repayments on GROUNDFLOOR Notes	(54,152,502)	(52,958,900)
Proceeds from Stairs Notes	(21,464,703)	21,155,916
Proceeds from other financing activities	7,641,932	-
Disbursements on other financing activities	(6,463,318)	-
Proceeds from the exercise of stock options and warrants	20,880	3,160
Proceeds from issuance of common stock, net of offering costs	1,288,377	1,531,754
Proceeds from issuance of Series B-2 Preferred Stock, net of offering costs	-	5,833,261
Proceeds from issuance of Series B-3 Preferred Stock, net of offering costs	4,570	-
Net cash flows from financing activities	16,537,347	79,496,780
Net (decrease) increase in cash	(588,597)	5,853,650
Cash as of beginning of the year	4,466,138	2,641,950
Cash as of end of the year	$3,877,540	$8,495,600

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," “GROUNDFLOOR,” or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The accounting effects of these conversions were reflected retrospectively in the Condensed Consolidated Financial Statements. Groundfloor Holdings GA, LLC and Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, and Groundfloor Yield LLC were created for the purpose of financing real estate in any state. Groundfloor Real Estate, LLC is currently inactive, and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. GROUNDFLOOR’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company’s Condensed Consolidated Financial Statements include the amounts of Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; Groundfloor Real Estate 1, LLC; Groundfloor Real Estate 2, LLC, Groundfloor Real Estate 3, LLC, and Groundfloor Yield, LLC (collectively the “Company” or “GROUNDFLOOR”), along with the amounts related to variable interest entities (“VIEs”) for which Groundfloor is the primary beneficiary. The non-controlling interests as of June 30, 2023 represents the outside owner’s interest in the Company’s consolidated VIE. All intercompany transactions and balances have been eliminated upon consolidation.

The Company’s Condensed Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Condensed Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Condensed Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Condensed Consolidated Financial Statements. In addition, the Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation of Variable Interest Entities

The determination of whether to consolidate a Variable Interest Entity (“VIE”) in which the Company holds a variable interest requires a significant amount of analysis and judgment regarding whether we are the primary beneficiary of the VIE due to our holding a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if we have both the power to direct the VIE’s activities that most significantly affect the VIE’s economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity’s equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support and (ii) whether a holder’s equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the entity’s success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized directly to Consolidated Statements of Operations and recorded to “Origination fees”. For sold loans for which the Company retains servicing rights, the Company compares the expected contractual benefits of servicing to the expected costs of servicing to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified for the six-months ending June 30, 2023 and year ended December 31, 2022.

Share-Based Compensation

The Company recognizes as expense non-cash compensation for all stock-based awards for which vesting is considered probable. Such stock-based awards include stock options and warrants issued as compensation to employees and nonemployees. Non-cash compensation is measured at fair value on the grant date and expensed ratably over the vesting term. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Condensed Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Condensed Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has evaluated the recent pronouncements issued since filing its annual audited Consolidated Financial Statements for the year-ended December 31, 2022 and believes that none of them will have a material effect on the Company’s Condensed Consolidated Financial Statements as of June 30, 2023.

NOTE 3:	VARIABLE INTERST ENTITIES

In November 2021, the Company entered into a limited liability company agreement with two independent third parties, to form a joint venture, Groundfloor Jacksonville, LLC (“Jacksonville JV” or “JV”). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its Affiliates and potentially developing new equity products.

On January 1, 2022, the Jacksonville JV commenced operations and the initial cash contributions were received from each the Initial Members of the Jacksonville JV, in proportion to their relative Membership Interest in the JV.

At the time of the initial cash contribution by the Members of the Jacksonville JV, the Company conducted an analysis to determine whether the Jacksonville JV is a VIE, and if a VIE, an evaluation of whether the Company is the primary beneficiary. Under the provisions of ASC 810, Consolidation, we have determined that the Jacksonville JV is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity’s economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of the Jacksonville JV within the accompanying Condensed Consolidated Financial Statements with a non-controlling interest for the third-party ownership of the joint venture's membership interests.

Accordingly, the Company accounted for the initial consolidation of the joint venture investment in accordance with the provisions of ASC 805, Business Combinations. At that time, the fair value of the Jacksonville JV’s net assets was $30,000. As such, no gain or loss was recognized by the Company upon initial consolidation as the fair value of the net assets of the Jacksonville JV was equal to the Members initial cash contribution amounts.

The following table presents the assets and liabilities of the Jacksonville JV, included in the Condensed Consolidated Balance Sheet as of June 30, 2023 and December 31, 2022. The assets and liabilities presented below include only the third-party assets and liabilities of the consolidated VIE and excludes any intercompany balances, which were eliminated upon consolidation.

	June 30,	December 31,
	2023	2022
Assets:
Cash	$199,930	$301,988
Loans to developers	42,240,536	43,624,441
Allowance for loans to developers	(1,053,470)	(729,196)
Interest receivable on loans to developers	4,416,850	3,040,727
Other current assets	3,332	236,000
Total assets	$45,807,178	$46,473,960

Liabilities:
Accounts payable and accrued expenses	164,920	16,595
Total liabilities	$164,920	$16,595

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 4:	LOANS TO DEVELOPERS AND ALLOWNANCE FOR EXPECTED CREDIT LOSSES

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000 over six-months to eighteen-months.

The following table presents the carrying amount of “Loans to developers, net” by performance state as of June 30, 2023, and December 31, 2022, respectively:

	June 30,	December 31,
	2023	2022
Loan Performance State:
Current	$167,741,555	$141,405,942
Workout	59,348,892	82,872,431
Fundamental Default	25,847,833	16,215,743
Amortized Cost	$252,938,280	$240,494,116
Less: Allowance for loan losses	(6,318,638)	(6,046,819)
Carrying amount	$246,619,642	$234,447,297

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following tables present analyses of the allowance for loan losses for the six-months ended June 30, 2023, and year-ended December 31, 2022:

Balance
Allowance for loan losses, December 31, 2022	$6,046,819
Loan allowance charged off	(1,783,107)
Provision for losses	2,054,926
Recoveries	-
Allowance for loan losses, June 30, 2023	$6,318,638

Balance
Allowance for loan losses, December 31, 2021	$3,164,650
Loan allowance charged off	(1,046,142)
Provision for losses	3,928,311
Recoveries	-
Allowance for loan losses, December 31, 2022	$6,046,819

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company’s application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination. The Groundfloor underwriting team undertakes an assessment of each project and the proposed terms of the underlying loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. Groundfloor uses its proprietary Grading Algorithm to assign one of seven letter grades, from A to G, to each Project. The letter grade generally reflects the overall risk of the Loan. The Grading Algorithm factors in the following indicators that take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower.

The relevant factors included within the algorithm that correlate with how well management believes the loan will perform include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location.

The following table presents “Loans to developers” carrying amount of our loan portfolio by portfolio segment and vintage of origination as of June 30, 2023 and December 31,2022:

	Year Originated
	2023	2022	2021	2020	2019	2018	Total
Loan grades:
A	$2,471,922	$1,278,930	$1,805,464	$-	$-	$-	$5,556,316
B	15,237,895	10,763,949	2,820,637	148,000	71,880	-	29,042,361
C	53,454,556	80,428,846	23,115,597	452,479	742,127	1,508,230	159,701,835
D	14,222,075	35,064,735	4,357,069	-	87,457	-	53,731,336
E	-	3,721,837	1,184,594	-	-	-	4,906,431
F	-	-	-	-	-	-	-
G	-	-	-	-	-	-	-
Amortized Cost	$85,386,448	$131,258,297	$33,283,362	$600,479	$901,464	$1,508,230	$252,938,280
Less: Allowance for loan losses							(6,318,638)
Carrying Amount at June 30, 2023							$246,616,642

	Year Originated
	2022	2021	2020	2019	2018	Total
Loan grades:
A	$2,447,948	$2,314,653	$-	$147,470	$-	$4,910,071
B	18,118,004	4,768,365	554,335	71,880	-	23,512,584
C	98,564,962	42,869,379	987,227	1,101,636	1,613,325	145,136,530
D	47,388,678	8,732,696	965,420	114,902	79,642	57,281,338
E	7,358,108	2,162,509	-	132,976	-	9,653,593
F	-	-	-	-	-	-
G	-	-	-	-	-	-
Amortized Cost	$173,877,700	$60,847,602	$2,506,982	$1,568,864	$1,692,967	$240,494,116
Less: Allowance for loan losses						(6,046,819)
Carrying Amount at December 31, 2022						$234,447,297

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding Georgia Notes or LROs.

All credit quality indicators were updated as of June 30, 2023 and December 31, 2022.

The following table presents “Loans to developers” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of June 30, 2023 and December 31, 2022:

	Year Originated						June 30, 2022
	2023	2022	2021	2020	2019	2018	Total
Loan performance state:
Current	$85,088,928	$82,652,627	$-	$-	$-	$-	$167,741,555
Workout	297,520	40,672,325	18,189,255	189,792	-	-	59,348,892
Fundamental Default	-	7,933,345	15,094,107	410,687	901,464	1,508,230	25,847,833
Amortized Cost	$85,386,448	$131,258,297	$33,283,362	$600,479	$901,464	$1,508,230	$252,938,280
Less: Allowance for loan losses							(6,318,638)
Carrying Amount at June 30, 2023							$246,619,642

	Year Originated					December 31, 2022
	2022	2021	2020	2019	2018	Total
Loan performance state:
Current	$137,395,704	$4,010,238	$-	$-	$-	$141,405,942
Workout	36,481,996	44,828,887	1,516,547	-	-	82,872,431
Fundamental Default	-	12,008,477	945,435	1,568,864	1,692,967	16,215,743
Amortized Cost	$173,877,700	$60,847,602	$2,506,982	$1,568,864	$1,692,967	$240,494,116
Less: Allowance for loan losses						(6,046,819)
Carrying Amount at December 31, 2022						$234,447,297

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense.” Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table presents an analysis of past due Loans as of June 30, 2023, and December 31, 2022:

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:
Current	$168,039,075	$1,680,922	$166,335,493
Less than 90 days past due	20,127,213	412,628	19,714,585
More than 90 days past due	64,771,992	4,225,088	60,546,904
Total as of June 30, 2023	$252,938,280	$6,318,638	$246,619,642

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:
Current	$143,472,561	$1,455,837	$142,016,724
Less than 90 days past due	41,160,208	812,196	40,348,012
More than 90 days past due	55,861,347	3,778,786	52,082,561
Total as of December 31, 2022	$240,494,116	$6,046,819	$234,447,297

The following is a summary of information pertaining to nonaccrual loans as of June 30, 2023:

Balance
Nonaccrual loans	$56,639,764

Interest income recognized on nonaccrual loans	$8,449,220

The following is a summary of information pertaining to nonaccrual loans as of December 31, 2022:

Balance
Nonaccrual loans	$35,672,783

Interest income recognized on nonaccrual loans	$5,714,335

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 5:	OTHER CURRENT ASSETS

“Other current assets” at June 30, 2023 and December 31, 2022, consists of the following:

	June 30,	December 31,
	2023	2022
Other real estate, owned (1)	$5,260,062	$4,120,463
Due from related party (2)	299,230	285,300
Other	42,185	1,098,172
Other current assets	$5,601,477	$5,503,935

(1)	During the six months ended June 30, 2023, the Company transferred $4,533,508 from “Loans to developers” to “Other current assets”. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Consolidated Statements of Operations from this transfer.

(2)	Loan and accrued interest receivable from a related party. Refer to Note 12 – Related Party Transactions.

NOTE 6:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at June 30, 2023 and December 31, 2022, consists of the following:

	June 30,	December 31,
	2023	2022
Software and website development costs	$7,434,867	$6,349,726
Less: accumulated amortization	(4,172,504)	(3,393,265)
Software and website development costs, net	$3,262,363	$2,956,511

	June 30,	December 31,
	2023	2022
Computer equipment	$169,645	$169,645
Leasehold improvements	29,942	29,942
Furniture and fixtures	212,251	212,251
Office equipment	44,748	44,748
Property and equipment	456,586	456,586
Less: accumulated depreciation and amortization	(383,531)	(342,807)
Property and equipment, net	$73,055	$113,779

	June 30,	December 31,
	2023	2022
Domain names	$30,000	$30,000
Less: accumulated amortization	(14,500)	(13,500)
Intangible assets, net	$15,500	$16,500

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the six months ended June 30, 2023, and 2022 was $821,012 and $521,612, respectively. Amortization of software and website development costs is included as a component of “Development” and depreciation of property, equipment, and intangible assets is included as a component of “General and administrative” in the Condensed Consolidated Statements of Operations.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 7:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at June 30, 2023 and December 31, 2022, consists of the following:

	June 30,	December 31
	2023	2022
Deferred loan origination fees	$3,465,057	$3,120,552
Trade accounts payable	690,861	557,751
Accrued interest expense (1)	721,555	534,771
Accrued employee compensation	181,653	107,626
Other	-	14,834
Accounts payable and accrued expenses	$5,059,126	$4,335,534

(1)	“Accrued interest expense” includes interest related to corporate debt instruments as described in Note 8.

NOTE 8:	DEBT

2021 Subordinated Convertible Notes

From August 2021 to November 2021, the Company issued subordinated convertible notes (the “2021 Subordinated Convertible Notes”) to Investors for total proceeds of $5,000,000. The 2021 Subordinated Convertible Notes bear interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 31, 2023, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2021 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. As of November 30, 2021, the funding related to these notes was closed and no additional sales were made to investors. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2021 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $555,556 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the six-months ended June 30, 2023, and June 30, 2022, approximately $107,103 and $214,863 of BCF was amortized to "Interest expense on corporate debt instruments” in the Condensed Consolidated Statements of Operations.

In 2022, certain holders of 2021 Subordinated Convertible Notes converted their holdings into common stock. Pursuant to these terms, Noteholders converted $1,261,170 in principal and approximately $81,410 in accrued interest into 48,394 shares of common stock at a conversion price of $27.74, a 10% discount to the per share price of common stock at the time of conversion.

During the six-months period ended June 30, 2023, certain holders of 2021 Subordinated Convertible Notes converted their holdings into common stock, at the discretion of the noteholder. Pursuant to the terms of the contractual agreement, Noteholders converted $171,132 in principal and approximately $30,582 in accrued interest into 5,568 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Principal of $3,567,698 and $3,738,830 on the 2021 Convertible Notes, net of an unamortized discount of $31,155 and $142,636 was outstanding as of June 30, 2023, and December 31, 2022, respectively. Accrued interest on the 2021 Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in the Company’s Condensed Consolidated Balance Sheets, was $721,555 and $534,771 as of June 30, 2023, and December 31, 2022, respectively.

The interest expense related to the 2021 Subordinated Convertible Notes for the six-months ended June 30, 2023, and June 30, 2022, respectively, of $221,745 and $265,138 is included within "Interest expense on corporate debt instruments” in the Company’s Condensed Consolidated Statement of Operations.

GROUNDFLOOR Notes

The Company entered into various secured promissory notes, (the “GROUNDFLOOR Notes”), with accredited Investors during the six-months ended June 30, 2023, and year-ended December 31, 2022. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The GROUNDFLOOR Notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for GROUNDFLOOR Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Real Estate 2 LLC, subject to certain exceptions.

During the six-months ended June 30, 2023, there were 50 notes entered into with stated interest rates ranging from 2.5% to 10% and with terms ranging from 30 days to 24 months. The principal sum of $42,346,030 and $43,135,300 remained outstanding as of June 30, 2023, and December 31, 2022, respectively, and is presented in “Short-term notes payable” on the Company’s Condensed Consolidated Balance Sheets. The principal sum of $21,563,600 and $22,325,700 remains outstanding as of June 30, 2023, and December 31, 2022, respectively, and is presented in “Long-term notes payable” on the Company’s Condensed Consolidated Balance Sheets.

Interest expense incurred on GROUNDFLOOR Notes, presented within “Interest expense” on the Company’s Condensed Consolidated Statement of Operations, was $3,338,717 and $1,831,015 for the six-months ended June 30, 2023, and 2022, respectively. Accrued interest on the GROUNDFLOOR Notes, presented within “Accounts payable and accrued expenses” in the Company’s Condensed Consolidated Balance Sheets, was approximately $0 and $65,400 as of June 30, 2023, and December 31, 2022, respectively.

Stairs Notes

The Company entered into various secured promissory notes, (the “Stairs Notes”), with Investors during the six-months ended June 30, 2023. The Stairs Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Yield LLC, subject to certain exceptions.

During the six-months ended June 30, 2023, there were 497 notes entered into, each with a stated interest rate of 4% and term of 5 days. The principal sum of $22,860,880 and $44,325,580 remained outstanding as of June 30, 2023, and December 31, 2022, respectively, as presented in “Short-term notes payable” on the Company’s Condensed Consolidated Balance Sheets. Interest paid to Stairs investors totaled $1,122,321 and $808,432 for the six-months ended June 30, 2023, and June 30, 2022, respectively, as presented within “Interest expense” on the Company’s Condensed Consolidated Statement of Operations.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Paycheck Protection Program Loan

The Paycheck Protection Program (“PPP”), established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and sponsored by the U.S. Small Business Administration (“SBA”), is providing small businesses – sole proprietors, independent contractors, and, with certain industry exceptions, businesses with fewer than 500 employees – the opportunity to apply for a loan of up to $10 million to cover up to eight weeks of payroll costs, including benefits. Funds may also be used to cover interest on mortgage obligations, leases, and utilities incurred or in place before February 15, 2020. Based on current SBA guidance, PPP loans will be forgiven as long as (i) loan proceeds are used for covered expenses, (ii) full-time employee headcount is maintained during the eight-week period covered by the PPP loan and (iii) compensation for employees who earned less than $100,000 on an annualized basis in 2019 is not reduced by more than 25% during the covered period. and (iv) not more than 40% of the amount forgiven may be for non-payroll costs.

In April 2020, the Company obtained an $829,100 loan under the PPP (“First PPP Loan”). The Company used the First PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act. In January 2021, the Company applied for forgiveness of the First PPP Loan with the Secretary of the Treasury and Small Business Administration (SBA). In March 2021, the Company received notice that our request for forgiveness was approved, and our First PPP Loan principal and interest were deemed paid in full. Upon the forgiveness of our obligations of the First PPP Loan promissory note, a gain was recognized of $829,100 in “Other income (expense)” on the Consolidated Statement of Operations for the year ended December 31, 2021.

The Company’s First PPP Loan balance, presented within “Short-term notes payable” in the Company’s Condensed Consolidated Balance Sheets, was $0 at June 30, 2023, and December 31, 2022.

In April 2021, the Company obtained a new loan under the PPP (“Second PPP Loan”) for $829,000. The Company used the Second PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act. In August 2021, the Company submitted an application for 100% loan forgiveness related to the Second PPP Loan received in 2021 through the Paycheck Protection Program. In May 2022, the Company received notice that our request for forgiveness was approved, and our Second PPP Loan principal and interest were deemed paid in full. Upon the forgiveness of our obligations of the Second PPP Loan promissory note, a gain was recognized of $829,100 in “Other income (expense)” on the Condensed Consolidated Statement of Operations for the six-months ended June 30, 2022.

The Company’s Second PPP Loan balance, presented within “Short-term notes payable” in the Company’s Condensed Consolidated Balance Sheets, was $0 and $0 at June 30, 2023, and December 31, 2022, respectively.

NOTE 9:	STOCKHOLDERS’ Equity (Deficit)

Capital Structure

Authorized Shares - As of June 30, 2023, the Company is authorized to issue 30,000,000 shares of no par value common stock and 20,000,000 shares of no par value preferred stock. The preferred stock has been designated as Series B-2 Preferred Stock (the “Series B-2), consisting of 243,348 shares, Series A Preferred Stock (the “Series A”), consisting of 747,373 shares, Series B Preferred Stock (the “Series B”), consisting of 441,940 shares, Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares, Series B-3 Preferred Stock (the “Series B-3”), consisting of 230,000 shares, (collectively, “Preferred Stock”).

Common Stock Transactions

In 2018, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). The Company offered up to 500,000 shares of common stock at $10 per share, with a minimum investment of $100, or ten shares of common stock. The aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The 2018 Common Stock Offering closed on July 31, 2018. During the 2018 Common Stock Offering, the Company issued 437,917 shares of common stock for gross proceeds of $4,228,700. The Company incurred offering costs of approximately $125,000 related to the 2018 Common Stock Offering.

In conjunction with the 2018 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2018, approximately $278,000 in notes principal and accrued interest were converted into 30,847 shares of common stock. In 2019, approximately $1,289,000 in notes principal and accrued interest were converted into 143,223 shares of common stock.

In 2018, the Company entered into a common stock purchase agreement for private placement of 125,000 shares of the Company’s common stock for gross proceeds of $1,500,000.

In 2019, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2019 Common Stock Offering”). The Company offered up to 900,000 shares of common stock at $15.00 per share, with a minimum investment of $150, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $13,500,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares through an incentive program available to investors who had provided a previous indication of interest in investing in the Company. The 2019 Common Stock Offering closed on a rolling basis from January 2019 to July 2019. As a result of the offering, the Company received gross proceeds of approximately $3,115,000 in exchange for the issuance of 214,535 shares of common stock, including 6,800 bonus shares issued through the incentive program described above. The proceeds are presented in the Condensed Consolidated Balance Sheets as a component of stockholders’ equity, net of direct offering costs of approximately $42,000 incurred.

In conjunction with the 2019 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2019, approximately $60,000 in notes principal and accrued interest were converted into 4,440 shares of common stock.

In 2020, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2020 Common Stock Offering”). Participation in the 2020 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $17.50 per share, with a minimum investment of $175, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. As a result of the offering, the Company received gross proceeds of approximately $539,000 in exchange for the issuance of 30,794 shares of common stock.

In 2022, the third-party investor, in conjunction with the purchase of shares of the Company’s newly issued Series B-2 Preferred Stock, executed an additional purchase of 60,765 shares of the Company’s common stock through direct, secondary transfer of shares owned by existing shareholders. Accordingly, the common stock transfers between existing shareholders and the third-party investor did not result in any cash proceeds received or issuance costs incurred by the Company. As such, the transfer of shares between the existing shareholders and third-party investor resulted in no impact to the Company’s gross capitalization at December 31, 2022.

In 2022, 14,758 shares of Series Seed were converted to common stock.

In 2022, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2022 Common Stock Offering”). Participation in the 2022 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $30.82 per share. As a result of the offering, the Company received gross proceeds of approximately $1,531,724 in exchange for the issuance of 49,700 shares of common stock.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

In 2023, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2023 Common Stock Offering”). Participation in the 2023 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $43.90 per share. As a result of the offering, the Company received gross proceeds of approximately $1,288,377 in exchange for the issuance of 29,348 shares of common stock.

Preferred Stock Transactions

Series B-2

In 2022, the Company received gross proceeds of $5,833,262 in exchange for the issuance of 396,724 shares of Series B-2 Preferred Stock (“Series B-2 Preferred Stock”), presented net of offering costs of $78,698 in the Condensed Consolidated Balance Sheets as a component of stockholders’ equity.

Series B

In 2020, the Company launched an offering of 548,546 shares of Series B Preferred Stock at $18.23 per share (“Series B Preferred Stock Offering”). According to the terms of the offering statement, the aggregate initial offering price of the Series B Stock will not exceed $10,000,000 in any 12-month period, and the Company will not execute sales of any securities under Regulation A that aggregate more than $50,000,000 in any twelve-month period.

Since the launch of the offering, the Company has offered its Series B Stock on a continuous basis directly through the Company website, and also on the online platform utilized by SI Securities, LLC located at www.seedinvest.com, to both accredited and non-accredited investors.

The offering closed in July 2021. As a result of the offering, the Company received gross proceeds of approximately $7,232,279 in exchange for the issuance of 396,724 shares of Series B preferred stock, presented net of offering costs of $575,989 in the Condensed Consolidated Balance Sheets as a component of stockholders’ equity. Pursuant to the offering, certain holders of 2019 Subordinated Convertible Notes converted their holdings into Series B Preferred Stock as discussed in Note 8.

Series A

During 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectively, to Investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Series B-3

In 2022, the Company launched an offering of 230,000 shares of Series B-3 Preferred Stock at $43.90 per share (“Series B-3 Preferred Stock Offering”). Since the launch of the offering, the Company has offered its Series B-3 Preferred Stock on a continuous basis directly the online platform utilized by Wefunder Portal LLC located at www.wefunder.com, to both accredited and non-accredited investors.

The offering closed in November 2022. As a result of the offering, the Company has, as of June 30, 2023, received gross proceeds of approximately $2,298,972 in exchange for the issuance of 52,369 shares of Series B-3 Preferred Stock, presented net of offering costs of $157,082 in the Condensed Consolidated Balance Sheets as a component of stockholders’ equity.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The following is a summary of the rights and privileges of the Preferred Stockholders as of June 30, 2023, and December 31, 2022.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B-2 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A, Series Seed, Series B-3 or common stock, an amount per share equal to the greater of: i) the Series A original issue price of $30.82 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series B-2 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-2 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-2 pro rata in accordance with their ownership thereof.

After payment in full of the Series B-2 preference amount, the Series B stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B original issue price of $18.23 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B pro rata in accordance with their ownership thereof.

After payment in full of the Series B preference amount, the Series A stockholders are entitled to a liquidation preference equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof.

After payment in full of the Series Seed preference amount, the Series B-3 stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B-3 original issue price of $43.90 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B-3 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-3 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-3 pro rata in accordance with their ownership thereof.

Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $20,000,000. All outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock, respectively, each voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 10:	stock options and warrants

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. At December 31, 2021, the Company has reserved a total of Plan of 400,000 shares of common stock for issuance under the Plan.

In January 2022, the Company amended the “Plan” to increase the number of shares of common stock reserved for issuance from 400,000 as it existed at December 31, 2021, to 950,000 shares. Of these shares, 236,609 shares are available for future stock option grants as of June 30, 2023.

During the six-months ended June 30, 2023, the Company issued 16,990 stock options and 3,172 stock options were exercised.

As of June 30, 2023, there was approximately $1,353,300 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years.

The Company recorded $30,360 and $18,718 in non-employee and $254,037 and $309,977 in employee share-based compensation expense during the six months ended June 30, 2023, and 2022, respectively.

Performance-Based Grants

During 2021, the Company granted performance-based awards to employees that entitled the recipients to earn up to 162,500 shares, if certain performance criteria are achieved over a three-year period. The actual number of shares to be issued will be determined by when performance criteria are met during the three-year period. The performance-based awards granted are based upon the Company’s ability to achieve certain investor customer acquisition targets. Performance based awards are recognized as compensation expense based on fair value on date of grant, the number of shares management ultimately expects to vest and the vesting period.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.24%, (iv) a weighted average estimated term of 6.01 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $502,800, or $9.28 per option.

During the six-months ended June 30, 2023, and 2022 compensation expense of $65,058 and $89,085 was recognized for performance awards, respectively.

At June 30, 2023, the unrecognized stock-based compensation cost related to the unvested shares was approximately $237,920, which will be recognized over a weighted-average remaining vesting period of 1.96 years.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Equity Incentive Plan

In February 2022, the Company issued stock options to certain employees, which contained an early-exercise provision, whereby the options were exercisable immediately by the holder upon issuance. Pursuant to the terms of the stock-option agreement, certain of the employees elected to participate in the early exercise option to purchase shares of the Company’s common stock. The Company issued 224,000 shares of common stock, at a per share price of $19.20, to the employees who elected to participate in the early exercise.

Shares of common stock issued upon the early exercise of options are not considered outstanding, for accounting purposes, as the grantee is not yet entitled to the rewards of share ownership. As such, the shares of common stock resulting from the early exercise are not shown as outstanding on the face of the Company’s Condensed Consolidated Balance Sheet and are excluded from earnings (loss) per share until the satisfaction of the vesting conditions have been met.

The shares of common stock were purchased by each employee in exchange for a promissory note (the “Note”), which accrues interest at the rate of 1.4% per annum and is partially collateralized by the assets of the employee (the notes are 50% recourse and 50% non-recourse). Although the promissory note was issued as partially recourse, the Note must be accounted for as non-recourse in its entirety as the recourse provisions of the Note are not aligned with a corresponding percentage of the underlying shares.

Accordingly, the Company has accounted for the combination of the issuance of promissory notes to employees in exchange for shares of common stock as a stock option for accounting purposes, as the substance is similar to the grant of an option. While the shares of common stock purchased by the employees in exchange for a promissory note are considered legally issued, the shares are not deemed, for accounting purposes, outstanding until all of the options are fully vested and the outstanding principal and accrued interest due on the note is repaid in full.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.68%, (iv) a weighted average estimated term of 6.04 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $2,270,000, or $9.38 per option.

During the six-months ended June 30, 2023, 5,334 unvested shares were forfeited, 2,061 shares were forfeited through a cashless purchase of 2,225 shares of common stock.

During the six-months ended June 30, 2023, 14,000 of the remaining outstanding shares vested and the Company recognized approximately $338,590 of stock-based compensation expense related to the early exercise of these options.

At June 30, 2022, the unrecognized stock-based compensation cost related to the unvested shares was approximately $1,135,940, which will be recognized over a weighted-average remaining vesting period of 1.7 years.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Restricted Common Stock Purchase

In October 2021, an employee purchased 34,720 shares of common stock (the “Restricted Stock”) at a purchase price of $19.20, under the terms of a restricted common stock purchase agreement. These shares were purchased in exchange for a promissory note (the “Promissory Note”) equal to $666,624. The Restricted Stock issuance vests in equal installments every three-months after the Initial Vesting Commencement Date, subject to the employee’s continuous service with the Company. The Company may repurchase all of the unvested shares following the employee’s termination at the original purchase price. The Promissory Note accrues interest at the rate of 0.86% per annum and are repayable at the earlier of (a) October 15, 2025; (b) the occurrence of SOX compliance issues; or (c) the occurrence of a change of control. The Promissory Note is fully collateralized by the 34,720 shares purchased by the employee per the restricted common stock purchase agreement.

The Promissory Note issued by the Company is stated as a full-recourse note however management has accounted for the Promissory Note as a non-recourse since note is forgiven in 1/5th installments at the yearly anniversary of employment and the amount of the note is aligned with a corresponding percentage of the underlying shares. Accordingly, the non-recourse note received by the Company as consideration for the issuance of the restricted stock has been considered a stock option for accounting purposes as the substance is similar to the grant of an option. The exercise price is the principal due on the note. The stated interest rate of the Promissory Note is reflected as the dividend yield. The fair value of the award is recognized over the requisite service period (not the term of the Promissory Note) through a charge to compensation cost. The maturity date of the Promissory Notes reflects the legal term for purposes of valuing the award.

During the year-ended December 31, 2021, the grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.24%, (iv) an estimated term of 6.25 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $325,714, or $9.38 per option.

During the year-ended December 31, 2022, 8,680 shares of Restricted Stock vested and $133,333 of the Promissory Note was forgiven. The forgiveness of the Promissory Note resulted in a fair value remeasurement of the Restricted Stock issuance.

At remeasurement the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $43.90 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 4.2%, (iv) a weighted average estimated term of 5.5 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $872,200, or $31.40 per option.

During the six-months ended June 30, 2023, 4,340 of the outstanding shares vested and the Company recognized approximately $145,376 of stock-based compensation expense related to the vested shares of common stock.

At June 30, 2023, the unrecognized stock-based compensation cost related to the unvested shares of restricted common stock was approximately $678,423, which will be recognized over a remaining vesting period of 2.3 years.

Warrants

In January 2022, in conjunction with the Series B 2 Preferred stock issuance, the Company issued warrants to purchase 30,000 shares of the Company’s common stock at an exercise price of $19.20 per share. The warrants were exercisable immediately at $19.20 with a contractual term of fifteen years. The fair value of the warrants were calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $19.20 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.93%, (iv) an estimated term of 15 years, (v) volatility of 55%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $433,705, or $14.46 per warrant.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

In April 2022, the Company issued warrants to purchase 21,000 shares of the Company’s common stock at an exercise price of $19.20 per share. The warrants were exercisable immediately at $19.20 with a contractual term of fifteen years. The fair value of the warrants was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $30.82 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 1.93%, (iv) an estimated term of 15 years, (v) volatility of 55%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $537,298, or $25.59 per warrant.

In February 2022, 30,300 outstanding warrants from the Company’s warrants were exercised for the purchase of common stock at a price of $2.71 per share as a noncash exercise. This conversion is presented as an increase to "Common Stock” as of December 31, 2022.

During the six-months ended June 30, 2023 and 2022, 0 and 31,494 warrants were exercised in exchange for the issuance of common stock.

NOTE 11:	INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through June 30, 2023. Therefore, no United States federal, state, or foreign income taxes are expected for 2023 and none have been recorded as of June 30, 2023.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018. Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date. As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse. The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Condensed Consolidated Statements of Operations. However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the six-months ended June 30, 2023.

NOTE 12:	RELATED PARTY TRANSACTIONS

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. As of June 30, 2023, and December 31, 2022, the related party loan receivable and accrued interest thereon are presented in the Condensed Consolidated Balance Sheets as a component of “Other current assets” in the amount of $299,230 and $285,300, respectively.

NOTE 13:	SUBSEQUENT EVENTS

On August 24, 2023, the remaining unpaid principal and interest of $4.3 million due on the 2021 Subordinated Convertible Notes was repaid to noteholders.

As of August 28, 2023, the Company raised $4.3 million in convertible notes with maturity dates of August 2025 and August 2028.

Subsequent events were evaluated through August 28, 2023, the date the Condensed Consolidated Financial Statements were available to be issued.

PART III — EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
1.1	Agreement dated February 14, 2020, by and between Groundfloor Finance Inc. and SI Securities, LLC		1-A	024-11188	1.1	April 3, 2020

2.1	Form of Groundfloor Finance Inc. Third Amended and Restated Articles of Incorporation		1-A/A	024-11188	2.1	June 8, 2020

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Preferred Stock Voting Agreement		1-A/A	024-10758	3.2	February 7, 2018

3.3	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.4	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Form of Series B Stock Subscription Agreement		1-A/A	024-11188	4.1	June 8, 2020

4.2	Form of Series B Stock Investors’ Rights Agreement		1-A/A	024-11188	4.2	June 8, 2020

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017

6.11	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018

6.12	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018

6.13	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020

8.1	Escrow Agreement by and among Groundfloor Finance Inc., SI Securities, LLC, and The Bryn Mawr Trust Company of Delaware		1-A/A	024-11188	8.1	June 8, 2020

10.1	Power of attorney		1-A/A	024-11188	10.1	June 15, 2020

11.1	Consent of Cherry Bekaert LLP		1-A	024-11188	11.1	November 16, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 28, 2023.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	August 28, 2023
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	August 28, 2023
Nick Bhargava

*	Director	August 28, 2023
Sergei Kouzmine

*	Director	August 28, 2023
Bruce Boehm

*	Director	August 28, 2023
Michael Olander Jr.

*	Director	August 28, 2023
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact